Exhibit 12
RATIO OF EARNINGS TO FIXED CHARGES
The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Fiscal	Fiscal	Fiscal	Fiscal	Fiscal
	2006	2005	2004	2003	2002
Earnings
Income from continuing operations before taxes	$187,685	$121,634	$114,841	$87,346	$63,562
Fixed charges	78,692	77,750	55,512	33,858	30,914

Total earnings	$266,377	$199,384	$170,353	$121,204	$94,476

Fixed Charges
Interest expense, net	$10,025	$12,959	$8,009	$1,831	$2,864

Portion of rent expense representative of interest	68,667	64,791	47,503	32,027	28,050

Total fixed charges	$78,692	$77,750	$55,512	$33,858	$30,914

Ratio of earnings to fixed charges	3.39	2.56	3.07	3.58	3.06

For purposes of calculating the ratios,
(1) earnings include income from continuing operations before income taxes, fixed charges and a reduction for preference dividend to earnings; and
(2) fixed charges are interest expense incurred, amortization of debt expense and discount or premium related to any indebtedness, the interest component of rent and preference dividend to earnings.
The ratio of earnings to fixed charges is calculated as follows:

(Earnings) + (Fixed Charges)

(Fixed Charges)

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